Exhibit 21.01
List of Subsidiaries of Proofpoint Inc.

Wholly-Owned Subsidiaries	Jurisdiction of Incorporation
PROOFPOINT CANADA INC.	Ontario, Canada
PROOFPOINT EMAIL SOLUTIONS GMBH	Federal Republic of Germany
PROOFPOINT INTERNATIONAL INC.	Delaware, USA
PROOFPOINT JAPAN KK	Japan
PROOFPOINT LIMITED	England and Wales
PROOFPOINT MALTA LTD	Republic of Malta
PROOFPOINT PTY LTD	Commonwealth of Australia
PROOFPOINT SINGAPORE PTE. LTD.	Republic of Singapore
NEXTPAGE, INC.	Delaware, USA